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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Global Telecom & Technology, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
378979 10 8
(CUSIP Number)
D. Michael Keenan
Global Telecom & Technology, Inc.
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
Telephone: (703) 442-5500
with a copy to:
Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner
Telephone: (703) 749-1352
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378979 10 8

1	NAMES OF REPORTING PERSONS: D. Michael Keenan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		2,040,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,040,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,040,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 1,455,000 shares of common stock issuable upon the exercise of warrants.

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Report on Schedule 13D, originally filed on October 25, 2006 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     As of the date of this report, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 2,040,000 shares of Common Stock, which represents approximately 14.1% of the Common Stock outstanding as of February 23, 2007. The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of 2,040,000 shares of Common Stock. However, 135,000 shares of Common Stock are subject to an escrow agreement and will be released to the Reporting Person only if and when the indemnity claims of the Issuers, if any, are settled in accordance with the stock purchase agreement relating to the Issuer’s acquisition of GII. Additionally, 870,000 Class W and Class Z warrants are subject to an escrow agreement and will be released to, and exercisable by, the Reporting Person only if and when the conditions set forth in the stock purchase agreement relating to the Issuer’s acquisition of GII are satisfied.
     All of the percentages calculated in this statement are based upon an aggregate of 13,030,100 shares of Common Stock outstanding as of October 16, 2006.
Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer
      The Reporting Person is a party to a stock purchase agreement by and among the Reporting Person, the Issuer and the other stockholders of GII, dated May 23, 2006, as amended by an amendment to stock purchase agreement dated September 25, 2006 (collectively, the “Stock Purchase Agreement”), pursuant to which the stockholders of GII sold all of the capital stock of GII to the Issuer.
      In exchange for all of the capital stock of GII, the stockholders of GII received, on a pro-rata basis, consideration with a total estimated value on October 15, 2006 of approximately $25.2 million, consisting of:
•	$14,000,000 in cash (less approximately $987,000 which was paid to GII option holders in cancellation of their options);

•	1,300,000 shares of Common Stock;

•	$4,000,000 in promissory notes with an interest rate of 6%, due on December 29, 2008;

•	1,450,000 Class W warrants; and

•	1,450,000 Class Z warrants.
      The former GII stockholders holding at least 20% of the shares of Common Stock issued pursuant to the Stock Purchase Agreement are entitled to demand, at any time beginning three months after the closing of the acquisition of GII, that the Issuer register the securities issued by the Issuer pursuant to the Stock Purchase Agreement. In addition, the former GII stockholders have certain “piggyback” registration rights applicable to those securities on any other registration statements that the Issuer may file, subject to certain limitations.
      As the sole remedy for most of the indemnity obligations of the former stockholders of GII set forth in the Stock Purchase Agreement, 300,000 shares of Common Stock, including 135,000 of the Shares, are to be held in escrow. Depending on the amount of any paid claims, pending claims or claims that have not been applied against a $200,000 deductible, the Common Stock placed in escrow are to be released to the former GII stockholders on the one year anniversary of the closing.
      In addition to the escrow described above, 966,666 of the Class W warrants and 966,666 of the Class Z warrants, including 435,000 of the Class W warrants and 435,000 of the Class Z warrants held by the Reporting Person, are to be placed in escrow by the former GII stockholders pursuant to the Stock Purchase Agreement. The Class W warrants are to be released to the former GII stockholders when a majority of the Class W warrants that were issued and outstanding as of the date of the Stock Purchase Agreement have been exercised, redeemed, or otherwise converted into cash or equity securities. The release of Class W warrants from escrow is to occur earlier in the event that either the Reporting Person or Todd Vecchio is dismissed from employment by the Issuer other than for “cause,” as defined in the employment agreement entered into with the Issuer, or if there is a merger, asset sale or similar transaction that results in a change of control of the Issuer. The Class Z warrants sre to be released to the former GII stockholders when a majority of the Class Z warrants that were issued and outstanding as of the date of the Stock Purchase Agreement have been exercised, redeemed, or otherwise converted into cash or equity securities. The release of Class Z Warrants from escrow is to occur earlier in the event that either the Reporting Person or Todd Vecchio is dismissed from employment by the Issuer other than for “cause” as defined in the employment agreement entered into with the Issuer or if there is a merger, asset sale or similar transaction that results in a change of control of the Issuer.

Page 3 of 6 Pages

      The Class W warrants are exercisable for one share of Common Stock. The exercise price for each Class W warrant is $5.00. The Class W warrants became immediately exercisable on October 15, 2006, the date of the closing of the acquisition of GII. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2010 or earlier upon redemption. The Issuer may redeem the outstanding Class W warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $7.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
      The Class Z warrants are exercisable for one share of Common Stock. The exercise price for each Class Z warrant is $5.00. The Class Z warrants became immediately exercisable on October 15, 2006, the date of the closing of the acquisition of GII. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2012 or earlier upon redemption. The Issuer may redeem the outstanding Class Z warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $8.75 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
      In connection with the acquisition of GII, and the issuance of the Shares, the Reporting Person entered into a lock-up letter agreement with the Issuer (the “Lock-up Letter”). The Lock-up Letter prohibits the Reporting Person from selling or transferring any of the Shares. Six months after the closing of the acquisition of GII, the Reporting Person may sell or transfer up to 50% of that number of the Shares that would be permitted to be sold pursuant to Rule 145 promulgated under the Securities Act of 1933, as amended, in any consecutive three month period. 18 months following the closing of the acquisition of GII, the Reporting Person may freely sell or transfer the Shares.
     The Reporting Person holds 150,000 shares of restricted stock that have not yet vested. The 150,000 shares of restricted stock were granted pursuant to a restricted stock agreement dated as of January 19, 2007 pursuant to the Issuer’s 2006 Employee, Director and Consultant Stock Plan.
Item 7.     Material to be Filed as Exhibits

Exhibit 7	Restricted Stock Agreement entered into by the Issuer and Reporting Person dated February 19, 2007

Page 4 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     February 23, 2007

D. MICHAEL KEENAN
By:	/s/ D. Michael Keenan
Name:	D. Michael Keenan

Page 5 of 6 Pages

EXHIBIT INDEX

Exhibit
Number	Description

7	Restricted Stock Agreement entered into by the Issuer and Reporting Person dated February 19, 2007

Page 6 of 6 Pages